

Mail Stop 3561

January 17, 2007

Ms. Elizabeth McLaughlin
Chief Executive Officer
Hot Topic, Inc.
18305 East San Jose Avenue
City of Industry, California 91748

> **RE: Hot Topic, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 29, 2006**
> **Form 10-Q for Fiscal Quarter Ended July 29, 2006**
> **File No. 0-28784**

Dear Ms. McLaughlin:

    We have reviewed your response to our letter dated August 30, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation.

Certifications

1.   We reviewed your certifications provided in the proposed amendments to the above filings. You should revise the certifications to use the exact wording set forth in Item 601(b)(31) of Regulation S-K. In this regard, the specific report the certification is being provided for should only be identified in item one of the certification.

General

2.   Please file the proposed amendments incorporating the changes requested in comment number one above.

    As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, the undersigned at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

William H. Thompson
Branch Chief